NORTHERN ORION
EXPLORATIONS LTD
Suite 1400, 570 Granville Street, Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

02049994

August 29, 2002

SUPPL

02 SEP 11 AM 11:47

To: All Canadian Commissions and Agencies

Dear Sirs:

Re: Quarterly Report for the Period Ended June 30, 2002

The following material was distributed by Northern Orion Explorations Ltd. ("the Company") to shareholders appearing on the Company's supplemental mailing list:

1. Quarterly Report for the period ended June 30, 2002.

Sincerely,

NORTHERN ORION EXPLORATIONS LTD.

"Shannon Ross"

Shannon M. Ross,
Corporate Secretary

cc: United States Securities and Exchange Commission – 12g3-2(b) #82-3153

dlw 9/17

REPORT PURSUANT TO SECTION 111
OF THE SECURITIES ACT (BRITISH COLUMBIA)

(a) The name and address of the offeror.

Diane Cohen
4699 South Piccadilly
West Vancouver, BC, V7W 1J8

(b) The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

The offeror acquired:

i) ownership of 5,000,000 units ("Units"), each Unit consisting of one common share and one share purchase warrants of Northern Orion Explorations Ltd. (the "Issuer"), each exercisable to acquire one additional common share of the Issuer for a period of two years; and

ii) control over additional 5,000,000 Units of the Issuer.

(c) The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release.

10,018,000 common shares and 10,000,000 share purchase warrants.

(d) The designation and number of or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which

(i) the offeror, either alone or together with any joint actors, has ownership and control,

The offeror, together with a company controlled by the offeror, has ownership and control over all of the securities referred to in paragraph (c).

(ii) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor, and

No persons or companies other than the offeror has control over the securities referred to in paragraph (c).

(iii) the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership

None of the securities referred to in paragraph (c) are securities over which the offeror has exclusive or shared control but does not have ownership.

(e) the name of the market in which the transaction or occurrence that gave rise to the news release took place;

The securities were issued from treasury pursuant to a private placement by the Issuer

(f) the purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer;

The securities were acquired for investment purposes. The offeror has no present intention to acquire ownership or control over additionla securities of the Issuer in future.

(g) the general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities;

Subscription Agreements dated July 19, 2002.

(h) the names of any joint actors in connection with the disclosure required by this Appendix;

None.

(i) in the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror; and

The transaction was an issuance from treasury. The consideration paid by the offeror was $0.10 per Unit.

(j) if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer's securities.

Not applicable.

DATED: August 2, 2002.

"Diane Cohen"

____

Signature of **Diane Cohen**

REPORT UNDER
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)

1. **The name of the offeror:**

Robert Cross (the "Offeror")
2890 Bellevue Avenue
West Vancouver, B.C. V7V 1E8

2. **The number of securities over which the offeror and any person or company acting jointly or in concert with the offeror acquired ownership or control or direction as a result of the transaction or occurrence giving rise to the report:**

On August 2, 2002, the Offeror purchased 10,000,000 units (the "Units") of Northern Orion Explorations Ltd. ("Northern Orion") at a price of $0.10 per Unit.

Each Unit consists of one common share and one share purchase warrant (a "Warrant"). Each Warrant entitles the Offeror to purchase one additional common share in the capital of the Northern Orion at a price of $0.13 per share for a period of two years, expiring August 2, 2004. In addition,

Separately, the Offeror has previously been granted incentive stock options entitling him to purchase up to 500,000 common shares in the capital of Northern Orion at an exercise price of $0.15 per share (the "Stock Options").

3. **The ownership of or control and direction by the offeror and any person or company acting jointly or in concert with the offeror over the securities immediately after the transaction or occurrence giving rise to the report:**

Assuming the exercise of the Warrants and the Stock Options, the Offeror would own or exercise control over an aggregate of approximately 20,500,000 common shares of Northern Orion representing approximately 10.30 % of the issued and outstanding shares of Northern Orion.

4. **The name of the market wherein the transaction or occurrence took place:**

Private Placement

5. **The purpose of the offeror and any person or company acting jointly or in concert with the offeror in effecting the transaction, including any future intention to increase the beneficial ownership, control or direction of the offeror and any person or company acting jointly or in concert with the offeror over securities of the offeree issuer:**

The Offeror has acquired the Units for investment purposes. The Offeror has no present intention to acquire ownership or control over additional securities of Northern Orion in the future.

6. **Where applicable, a description of any change in any material fact set out in a previous report:**

Not Applicable

7. **The names of the persons or companies acting jointly or in concert with the offeror in connection with the disclosure required by clause (2) or (3):**

Not applicable.

DATED as of this 13th day of August, 2002.

/S/" Robert Cross"
Robert Cross

NORTHERN ORION
EXPLORATIONS LTD.

Second Quarter Report
June 30, 2002

NORTHERN ORION EXPLORATIONS LTD.

Consolidated Balance Sheets
(Expressed in Thousands of Canadian Dollars)
(unaudited – prepared by management)

	June 30, 2002	December 31, 2001
Assets		
Current assets:		
Cash	$ 85	$ 387
Accounts receivable	235	167
Prepaid expenses	37	37
	357	591
Plant and equipment	2,189	2,192
Mineral property interests	81,108	81,238
	$ 83,654	$ 84,021
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 713	$ 466
Convertible promissory notes payable (Notes 5 and 7)	--	7,167
	713	7,633
Convertible promissory notes (Notes 5 and 7)	6,915	--
Reclamation	40	40
Future income taxes	24,485	24,485
	32,153	32,158
Shareholders' equity		
Share capital	149,774	149,274
Contributed surplus (Note 2)	107	--
Deficit	(98,380)	(97,411)
	51,501	51,863
	$ 83,654	$ 84,021

See accompanying notes to consolidated financial statements.

Approved on behalf of the board:

"David W. Cohen" "Robert Cross"

Director Director

NORTHERN ORION EXPLORATIONS LTD.

Consolidated Statements of Operations and Deficit
(expressed in thousands of dollars)
(unaudited – prepared by management)

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Expenses				
Management fee	$ –	$ –	$ --	$ 40
General and administration	147	332	254	359
Restructuring costs	22	79	176	79
Depreciation and depletion	3	1	3	7
Professional and consulting	253	–	426	157
Property costs	25	–	60	112
Loss (gain) on foreign exchange translation	(34)	3	(32)	3
Interest and other income	2	(2)	(1)	(22)
	418	413	886	735
Loss for the period	(418)	(413)	(886)	(735)
Deficit, beginning of period	(97,962)	(96,448)	(97,411)	(96,126)
Stock-based compensation (note 2)	--	--	(83)	--
Deficit, end of period, as restated	$ (98,380)	$ (96,861)	$(98,380)	$ (96,861)
Loss per share – basic and fully diluted	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	122,203,555	105,813,204	116,270,889	97,667,158
Total common shares outstanding at end of period	122,203,555	113,870,222	122,203,555	113,870,222

NORTHERN ORION EXPLORATIONS LTD.

Consolidated Statements of Cash Flows
(expressed in thousands of dollars)
(unaudited – prepared by management)

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Cash provided by (used in):				
Operations				
Loss for the period	$ (418)	$ (413)	$ (886)	$ (735)
Items not involving cash				
Depreciation and depletion	3	1	3	7
Stock-based compensation	24	–	24	–
Change in non-cash working capital				
Decrease (increase) in accounts receivable	(54)	(18)	(68)	(27)
Decrease (increase) in prepaid expenses	(3)	5	–	(2)
Increase (decrease) in accounts payable and accrued liabilities	121	(347)	247	(473)
	(327)	(772)	(680)	(1,230)
Financing				
Common shares issued for cash	–	1,480	500	1,480
Advances from controlling shareholder	–	(126)	–	479
Capitalized interest on convertible debenture	–	–	–	408
	–	1,354	500	2,367
Investments				
Mineral properties	(208)	104	(122)	(458)
Plant and equipment	–	(4)	--	(4)
	(208)	100	(122)	(462)
Increase (decrease) in cash	(535)	682	(302)	675
Cash, beginning of period	620	6	387	13
Cash, end of period	$ 85	$ 688	$ 85	$ 688
Supplementary information:				
Non-cash transactions				
Interest capitalization to mineral property interests	252	–	153	(375)
Increase in mineral properties due to future income tax liability	–	(65)	–	–
Convertible debenture to equity	–	21,226	–	21,226

(Expressed in Thousands of Canadian Dollars)

1. Interim Financial Statements:

These interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report for the year ended December 31, 2001.

The quarterly results are not necessarily indicative of results to be expected for an entire year.

These financial statements are prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

The Company has incurred significant losses to date and has been reliant on external sources of funds from issuances of equity and debt. At June 30, 2002, the Company has an excess of current liabilities over current assets of $356. The ability of the Company to continue as a going concern is dependent upon obtaining the necessary financing to ensure that the Company is able to meet its liabilities and commitments as they come due and settlement of the debt owing to Miramar Mining Corporation ("Miramar") (see Note 5). There can be no assurance that such funding will be available on an economic basis. Included in current liabilities at December 31, 2001, is $7,266 related to promissory notes payable to Miramar that were due on demand on June 30, 2002. Miramar entered into a voting trust agreement with a third party under which the third party held all voting rights to the common shares owned by Miramar until June 30, 2002. The voting trust agreement was extended to July 5, 2002, and the third party exercised an option for the acquisition of the Miramar shares (See Notes 5 and 7).

The recoverability of amounts capitalized for mineral properties in the consolidated balance sheet is dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of the properties, the receipt of necessary permitting, and upon future profitable production. Further, to improve mineral properties' viability, requires increases in relevant mineral prices from current levels. The period over which mineral prices will remain at or below current levels is uncertain.

2. Change in accounting policy:

Effective January 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively to all stock-based payments, and require recognition of stock-based payments to non-employees and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, except grants outstanding at January 1, 2002, that call for settlement in cash or other assets or stock appreciation rights that call for settlement in equity instruments. For such grants, the new Recommendations are applied retroactively, without restatement but with the cumulative impact charged against equity. An adjustment of $83 was required to increase the deficit on adoption of the standard.

(Expressed in Thousands of Canadian Dollars)

2. Change in accounting policy (continued):

Effective January 1, 2002, the Company accounts for all stock-based payments to non-employees and employee awards that are direct awards of stock, call for the settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments using the fair value based method. For all other employee awards, the Company continues to follow the settlement method. Under the settlement method, no compensation cost is recognized when the awards are issued to employees. Any consideration paid by employees on exercise is credited to share capital. For such awards, the Company discloses the pro forma effect on reported earnings as if the fair value method described below for grants made on or after January 1, 2002, were applied. As no such awards were granted during the six-month period ended June 30, 2002, no such pro forma information has been presented.

Under the fair value method, employee compensation cost attributed to direct awards of stock is measured at the fair value of the award at the grant date and is recognized over the vesting period of the award. For employee stock-based payments that call for the settlement in cash or other assets or by the issuance of equity instruments, compensation cost is measured at intrinsic value of the award and is recognized over the vesting period. Changes in the intrinsic value between the grant date and the measurement date is reflected as a change in compensation cost. No employee stock-based compensation was required to be recognized for the three and six-month periods ended June 30, 2002.

Under the fair value method, non-employee stock-based payments are based upon the fair value of the instruments as the services are provided and the securities are earned. Non-employee compensation expense recognized for the three and six months ended June 30, 2002, was $nil and $24, respectively.

3. Loss per share:

Diluted loss per share does not differ from basic loss per share as the potential issue of common shares under the convertible debenture or the Company's stock appreciation rights plan would be anti-dilutive to the common shareholders.

4. Mineral property interests and deferred development:

	Agua Rica	Mantua	Net Proceeds Interest	Total
Balance, December 31, 2001	$ 74,505	$ 24,720	$ (17,987)	$ 81,238
Exploration and development expenditures (recoveries)	(253)	123	–	(130)
Balance, June 30, 2002	$ 74,252	$ 24,843	$ (17,987)	$ 81,108

(Expressed in Thousands of Canadian Dollars)

4. Mineral property interests and deferred development (continued):

(a) Agua Rica

The Agua Rica project is located in Catamarca Province, Argentina. The property is composed of mining claims and exploration licenses. Work is focused upon a major porphyry copper-gold-silver-molybdenum deposit that is being explored by a joint venture between the Company (30%) and BHP Copper (70%). In June 2001, the Company elected to reduce its interest in the Agua Rica project for all unpaid costs to that point and on a continuing basis until funds are available to the Company to make further payments on the project. As a result, $328 of unpaid costs included in accounts payable and accrued liabilities were reversed.

The dilution on the project to June 30, 2002, has reduced the Company's interest in the project to a 28% interest. In the event that the Company elects to not contribute additional funds to BHP Copper, the operator, its current interest will be reduced over time to a 10% carried interest in the property.

5. Promissory notes payable:

	June 30, 2002	December31, 2001
Convertible promissory notes (a)	$ –	$ 6,915
Accrued interest on promissory notes	–	252
Current portion of convertible promissory notes	–	(7,167)
	$ –	$ –

(a) Convertible promissory notes

In fiscal 2001, the Company converted all amounts owing to Miramar, which included the $2,000 remaining principal on a promissory note and amounts owing on a convertible debenture, into two convertible promissory notes totalling $6,915. The convertible promissory notes are convertible, at Miramar's option, into common shares of the Company at a price of $0.15 per share. The terms of the notes are such that the interest was payable on the notes at prime plus 2% per annum and are due on demand after June 30, 2002. Subsequent to June 30, 2002, the promissory notes were converted into 46,097,367 common shares. Pursuant to the terms of the notes conversion, all interest accrued and unpaid to the conversion date was forgiven and no interest shall accrue thereafter.

The convertible promissory notes are secured by a General Security Agreement, a pledge and a charge over certain assets and shares in subsidiaries of the Company.

(Expressed in Thousands of Canadian Dollars)

6. Share capital:

(a) Authorized:

500,000,000 common shares without par value

100,000,000 first preference shares without par value

100,000,000 second preference shares without par value

(b) Issued:

	Number of common shares	Amount
Balance, December 31, 2001	113,870,222	$ 149,274
Shares issued:		
For cash	8,333,333	500
Balance, June 30, 2002	122,203,555	$ 149,774

(c) Stock options

At June 30, 2002, the Company had stock options outstanding as follows:

	Number of share options	Average exercise price
Outstanding, beginning of period	7,550,000	$0.15
Forfeited, expired and cancelled	(850,000)	0.15
Outstanding, end of period	6,700,000	$0.15
Available for exercise, end of period	5,300,000	$0.15

(d) Warrants

At June 30, 2002, there were 10,000,000 warrants outstanding exercisable at a price of $0.175 per common share until April 27, 2002, and $0.20 per common share until April 27, 2003, and 500,000 warrants exercisable at $0.075 per common share until March 28, 2004.

7. Subsequent events:

Subsequent to June 30, 2002:

(a) A conversion of two convertible promissory notes totalling $6,915 into 46,097,367 common shares was completed at the option of Miramar, subsequent to a distribution of a minimum of 48 million of the approximately 70 million shares held by Miramar. Pursuant to the terms of the convertible promissory notes, all accrued interest on the notes to the date of conversion has been cancelled.

7. Subsequent events (continued):

(b) A private placement of 20,000,000 units to non-arm's length parties, priced at $0.10 per unit, was completed. Each unit is comprised of one common share and one share purchase warrant, exercisable over a two-year period at a price of $0.13.

(c) A finance fee of 300,000 common shares priced at $0.10, with a warrant attached, exercisable at $0.11 exercisable over a two-year period, was paid to an arm's length party. This finance fee was paid with respect to a private placement financing completed in March 2002.

FORM BC FORM 53-901.F

Form 25 (*Securities Act,* 1988 (Saskatchewan))

Form 26 (*Securities Act* (Newfoundland))

Material Change Report
Under:
Section 85(1) of the *Securities Act* (British Columbia)
Section 118(1) of the *Securities Act* (Alberta)
Section 75(2) of the *Securities Act* (Ontario)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)

ITEM 1 REPORTING ISSUER

Northern Orion Explorations Ltd.
1400 - 570 Granville Street
Vancouver, BC, V6C 3P1

ITEM 2 DATE OF MATERIAL CHANGE

August 2, 2002

ITEM 3 PRESS RELEASE/PUBLICATION/FILING

A press release providing notice of the material change was issued on **August 12, 2002**.

ITEM 4 SUMMARY OF MATERIAL CHANGE

The Company a non-brokered private placement of 20,000,000 units at $0.10 per Unit. Each unit comprises of one common share and one share purchase warrant. Each share purchase warrant entitles the holder thereof to purchase an additional common share of the Company at a price of $0.13 per share for a period of two years.

ITEM 5 FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release dated **August 12, 2002**.

ITEM 6 RELIANCE ON CONFIDENTIALITY PROVISIONS OF THE SECURITIES ACT

Not applicable.

ITEM 7 OMITTED INFORMATION

Not applicable.

ITEM 8 SENIOR OFFICER

Contact: David Cohen, President and CEO
Telephone: 604 - 689 - 9663

ITEM 9 STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to in this report.

DATED at the City of Vancouver in the Province of British Columbia, this **13th** day of **August, 2002**.

"David Cohen"

Per: ______________________________
David Cohen, President

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRUMSTANCES UNDER WHICH IT IS MADE, IS A REPRESENTATION.

NORTHERN ORION
EXPLORATIONS LTD

Monday, August 12, 2002 **NEWS RELEASE** **NNO – TSX**

NORTHERN ORION CLOSES $2 MILLION PRIVATE PLACEMENT

Northern Orion Explorations Ltd. ("Northern Orion") has closed the non-brokered private placement of 20 million units, priced at $0.10 per Unit as previously announced on July 15th. Each Unit was composed of a Northern Orion common share plus a share purchase warrant. Each warrant entitles the holder to purchase an additional common share of Northern Orion over a two year period for a price per share of $0.13.

As disclosed in our July 11, 2002 release, Northern Orion has a total contained metals amounting to approximately 8 billion pounds of copper and 5 million ounces of gold in attributable mineral resources in its three advanced projects. The Company's principal objective is to maximize the economic potential of its interest in the Agua Rica copper-gold-molybdenum project in Argentina. In addition, Northern Orion is assessing a number of potential opportunities that could provide the basis for accretive transactions.

For further information please contact:

NORTHERN ORION EXPLORATIONS LTD.
David Cohen, President & CEO
Tel: (604) 689-9663 / Fax: (604) 434-1487
Email: info@northernorion.com

SHB\086901\PPJuly02\2724

JUNE 30, 2002

SECOND QUARTER REPORT

Shortly after the completion of the second quarter of fiscal 2002, Northern Orion Explorations Ltd. ("Northern Orion") or the ("Company"), completed its restructuring process. This process has seen the conclusion of several transactions that resulted in the settlement or restructuring of all of Northern Orion's indebtedness and raised sufficient working capital to carry Northern Orion through 2003.

The restructuring has yielded a further significant benefit for Northern Orion. It is now well positioned and able to enter into negotiations and agreements whereby Northern Orion may realize value from its current assets or acquire sufficient cash flow to preserve the future value of its mining assets.

Management and Board Changes

At the Annual General Meeting of shareholders held in June 2002, Mr. Robert Cross was appointed as Chairman of the Board. In addition, Mr. David Cohen was appointed as President and Chief Executive Officer. Mr. Cohen was previously the Chief Operating Officer of the Company. Mr. Frank Lang and Mr. Norman Anderson resigned as directors and Mr. Cohen was appointed as a director of the Company. Mr. Stephen Wilkinson remains as a director of the Company.

Restructuring Transactions

In April 2001, Valerie Gold Resources Ltd. ("Valerie") subscribed for a $1.5 million private placement of 10 million units of Northern Orion priced at $0.15 per unit. Each unit consisted of one Northern Orion common share and one share purchase warrant. With each warrant Valerie may purchase an additional common share of Northern Orion over a two-year period for a price per share of $0.175 during the first year and $0.20 during the second. In addition, during the six months ended June 30, 2002, a second non-brokered private placement was entered into with Valerie for a total of $500,000, to be used for working capital. The placement was for 8,333,333 common shares and 500,000 common share purchase warrants. Valerie currently holds 18.3 million shares and 10.5 million share purchase warrants. A financing fee of 300,000 common shares at a price of $0.10 and a 300,000 purchase warrants exercisable at $0.11 was paid subsequent to June 30, 2002.

The initial private placement was subject to a number of conditions, which upon closing, set in motion events that had significant impact on Northern Orion. The closing triggered the conversion of the $21.2 million Convertible Debenture ("CD") held by Miramar Mining Corporation ("Miramar") into 14,439,621 Northern Orion common shares priced at $1.47 each. In addition, Northern Orion's remaining debts to Miramar were consolidated into two convertible promissory notes totalling $6,914,605. The conversion price for the new notes was set at $0.15 per share. The new notes were to become due and payable after June 30, 2002, if certain restructuring transactions were not completed. Subsequent to June 30, 2002, the convertible promissory notes payable were converted into 46,097,367 common shares, pursuant to the sale by Miramar of a significant portion of its holdings of Northern Orion. Interest on these notes of $351,000, which had been included in mineral properties and deferred development, was reversed and the carrying value of mineral property interests was reduced.

A Royalty and Net Proceeds Agreement (the "Royalty Agreement") was entered into in the fall of 2000 as part of the debt settlement and restructuring where approximately $18 million in Northern Orion's debt was settled with Miramar in exchange for the royalty. Subsequent restructuring transactions included the reduction of the cap on the 2.5% Royalty Agreement specific to the Agua Rica, Mantua and San Jorge properties from approximately $18 million to $15 million. In addition, any future proceeds that could be realized from the San Jorge copper property in Argentina are specifically excluded from the Royalty Agreement.

Miramar further agreed to sell its control block and optioned all but 10 million of its shares plus the new notes to 1341180 Ontario Limited, a private company owned by Mr. Robert Cross. Subsequent to the quarter end, the option on the control block was exercised, (a one week extension had been

negotiated with Miramar) and the conversion of the promissory notes was completed. Mr. Cross exercised and redistributed 48,000,000 of the common shares previously held by Miramar.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2002

Overview

Northern Orion is primarily engaged in the development of its main mineral properties – Agua Rica in Argentina and Mantua in Cuba. Financial constraints on Northern Orion for the past three years have necessitated a significant reduction in the scale of all corporate activities.

Discussion of Operations and Financial Condition

For the six months ending June 30, 2002, Northern Orion recorded a loss of $0.886 million or $0.01 per share compared to a loss of $0.735 million or $0.01 per share in 2001.

The increased costs are due to the continuing restructuring costs with respect to the Agua Rica property and the travel, consulting and legal costs with respect to the search for new acquisitions with the possibility of near term cash flow. Office and administration costs have decreased from $359,000 in fiscal 2001 to $254,000 in fiscal 2002. Restructuring costs in fiscal 2001 totalled $79,000, as compared to $176,000 incurred in fiscal 2002. Professional and consulting fees increased from $157,000 in fiscal 2001 to $426,000 in fiscal 2002. These costs relate primarily to financial consultants and management fees paid to two officers of Northern Orion. Certain of these fees include fees and expenses paid to executive officers, a portion of which was included in the management fees previously charged by Miramar. The Company has incurred $60,000 with respect to maintenance of properties in fiscal 2002 as compared to $112,000 in fiscal 2001. Professional fees also include legal, audit and accounting fees.

Due to the prospective nature of the mineral exploration business and the number of exploration properties held, Northern Orion has a limited ability to generate sources of internal cash flow from operations. Northern Orion has financed the acquisition, exploration and development of its properties through a combination of the issuance of common shares to the public, borrowings from Miramar, attracting other companies to joint venture the evaluation of properties and through third party borrowings.

When and if Northern Orion places any of its exploration properties into production, it is intended that the resulting cash flows may become sufficient to sustain future operations, exploration and development. At present, the Company lacks the internal financial ability to advance any of its projects to the production stage.

Liquidity And Capital Resources

General

At June 30, 2002, Northern Orion had a working capital deficiency of $356,000. At March 31, 2002, convertible promissory notes accounted for $7,266,000 of the current liabilities. These promissory notes were converted to common shares shortly after June 30, 2002, so therefore have been recorded as long term notes payable in the financial statements. During the period ended June 30, 2002, a private placement was completed in the amount of $500,000. These funds carried Northern Orion through to the end of the second quarter.

Subsequent to June 30, 2002, a private placement of 20,000,000 units at a price of $0.10 per unit was completed with non arm's-length parties. Each unit is comprised of one common share and one share purchase warrant which will entitle the holder to purchase an additional common share of Northern Orion over a two-year period for a price per share of $0.13. A financing fee was payable for assistance in completing the restructuring of Northern Orion.

Northern Orion's financial condition will carry it through 2003 but Northern Orion will continue to be challenged principally due to restructuring costs and administrative overhead, and maintenance of the Cuban operations. The maintenance of the Cuban operations was the responsibility of Barytex from

August 1, 2001, until the termination of the option with Northern Orion in April 2002. Maintenance of Northern Orion's assets in Argentina, apart from direct project costs at Agua Rica, is also the responsibility of the Company.

Previously capitalized interest of $252,000 has been reversed as a result of the conversion of the promissory notes payable into common shares.

Due to the prospective nature of the mineral exploration business and the number of exploration properties held, Northern Orion has a limited ability to generate sources of internal cash flow from operations. For several years, Northern Orion has financed the acquisition, exploration and development of its properties through a combination of the issuance of common shares to the public, borrowings from Miramar, attracting other companies to joint venture the evaluation of properties and through third party borrowings.

When, and if, the Company places any of its exploration properties into production, it is anticipated that the resulting cash flows may become sufficient to sustain future operations, exploration and development. At present, the Company lacks the internal financial ability to advance any of its projects to the production stage.

PROJECT UPDATES

Agua Rica

The Agua Rica project, a Joint Venture between BHP Billiton and Northern Orion, remains the Company's primary asset at the present time and contains a world-class copper-gold-molybdenum porphyry deposit. The project is located in the state of Catamarca in Argentina about 35 kilometres east of the Alumbrera copper-gold mine. BHP Billiton is the project operator. To date, 176 drill holes have been completed with substantially all other field studies complete for a bankable feasibility study, including bulk sampling from two adits, laboratory and pilot scale metallurgical testing, geotechnical design, water exploration, and pre-feasibility level engineering.

In June 2001, it was decided that Northern Orion would allow its interest to be diluted rather than contribute further to the costs of the project. In the context of the current equity and metals markets, it was considered that our shareholders would be better served by not attempting further financings to maintain our ownership level. Work continued at a reduced level in 2001 owned Agua Rica Project in Argentina, and the budget for the 2002/2003-year presented by the project operator, BHP Billiton of US$1.4 million is a continuation of this reduced work program. BHP Billiton has presented a budget for the Agua Rica project for the period July 1, 2002, to June 30, 2003. The proposed budget and work program is currently being reviewed by the Company.

The Company's share of the work program (including management fees to the operator) in the quarter is approximately $151,000 (2001 – $682,000). Due to the Company's decision to dilute its interest in the property, these expenditures have not been recorded in these consolidated financial statements. As a result of the dilution, Northern Orion's investment in Agua Rica is $74.2 million, but the property interest is now approximately 29%, as compared to 30% held in March 2001, before the Company's decision to dilute its interest was made. Direct project costs, if not funded by the Company, could dilute the Company's interest in the project to a 10% carried interest if Northern Orion continues to elect not to make further contributions to the project

San Jorge Copper-Gold Project

The San Jorge deposit that is 100% owned by Northern Orion is located near Mendoza in Argentina. The Company has evaluated, on a pre-feasibility basis, the potential for developing a solvent extractive, electrowinning operation at San Jorge. Even though the results were encouraging, management believes that the project economics could be more attractive with the definition of additional resources through further exploration drilling supplemented by a recovery in the copper price. The Company is seeking a third party with which to form a joint venture to undertake the necessary work program and to complete a final feasibility study.

Mantua Copper Project

The Mantua project, 50% owned by the Company, is a high-grade copper deposit amenable to open pit mining and solvent extraction/electro-winning recovery of copper. The property is located in the Pinar del Rio Province, Cuba. Geominera S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% interest in the project.

In 1999, Northern Orion completed an internal pre-feasibility study to evaluate the use of a ferric leach, solvent extraction process. Annual copper production at an estimated cost of US $0.45/lb copper of 18,000 tonnes of cathode is projected over an 11-year mine life. The current plan is to proceed with further metallurgical testing and integration of the results into a new bankable feasibility study.

In July, the Company and International Barytex Resources Ltd. ("Barytex") entered into an option agreement whereby Barytex could acquire the undivided 50% interest of the Company in the Mantua project in Cuba by the acquisition of 100% of the issued and outstanding shares in Minera Mantua Inc., a wholly owned subsidiary of Northern Orion. In order to exercise the option, Barytex was to assume and pay all carrying costs relating to the Company's operations in Cuba, complete a bankable feasibility study within 18 months, arrange all financing required in order to commence commercial production and commence construction of the project within 120 days of making a production decision.

The Agreement was subject to regulatory and shareholder acceptance. The Company's proceeds from the project would be subject to the Royalty Agreement and Barytex had committed to make all required payments to be made to Miramar on the Company's behalf in respect of this Royalty.

On April 12, 2002, Barytex announced that was unable to obtain the needed financing on suitable terms. Consequently, it was forced to withdraw from its option and terminate its agreement with the Company. From that time on, Northern Orion is responsible for costs relating to the project. Northern Orion received 300,000 common shares with a deemed value of $0.30 in lieu of approximately $97,727 owing by Barytex to Northern Orion at the termination date.

Northern Orion has been considering alternative proposals to provide financing for funding the Mantua project through to production. In order to meet the conditions of certain financing proposals, further diamond drilling and metallurgical tests would be required. To fund work, negotiations have been started with organizations capable of contributing the amounts needed in exchange for either equity in the Company or a part of the interest in the project.

Risks Associated with the Mining Industry

Northern Orion is engaged in the exploration for and the development of mineral deposits. These activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. In addition, government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations could have a profound impact on the economic viability of a mineral deposit.

Northern Orion is not able to determine the impact of potential changes in environmental laws and regulations on its financial position due to the uncertainty surrounding the form such changes may take. As mining regulators continue to update and clarify their requirements for closure plans and environmental protection laws and administrative policies are changed, additional reclamation obligations and further security for mine reclamation costs may be required. It is not expected that such changes will have a material effect on the operations of Northern Orion.

Risks Associated with Financial Markets

Cuba has fixed their currency to the US dollar and the majority of the transactions in Argentina are in US dollars. The currency in Argentina was recently devalued. It had previously been fixed to the US dollar. Removal of exchange controls could significantly affect the exchange rates in terms of the

Canadian dollar. Continued weakness of the Canadian dollar in comparison to the US dollar will also affect the results of operations. Increasing costs of labour, supplies and energy may affect planned operations in future years. The potential for increased input prices is taken into consideration when preparing plans for future exploration, development and mine construction.

Risks Associated with the Market for Metals and Minerals

The prices of metals and minerals are subject to relatively large changes over short time periods. These prices can have a direct impact on the commercial viability of production from mineral properties.

Risks Associated with Foreign Operations

Northern Orion's investments in foreign countries such as Argentina and Cuba carry certain risks associated with different political and economic environments. Northern Orion undertakes investments in various countries around the world only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

OUTLOOK

With the redistribution of the Miramar control position in Northern Orion, we have completed the restructuring initiated in 2000. As a result, the company concluded the private placement, raising sufficient working capital to move through 2003 while we endeavour to unlock the value of our copper assets. Joint venture partners are being sought to assist in the development of these assets. In addition, Northern Orion will continue to review and evaluate accretive acquisitions that could provide the company with near-term cash flow.

NEWS RELEASE

Purchase of shares by way of private placement
in the capital of Northern Orion Explorations Ltd. ("Issuer")
Report required by Section 111 of the
British Columbia Securities Act

Diane Cohen of West Vancouver, British Columbia and Lomali Holdings Ltd. of Vancouver British Columbia (together, the Purchaser") have purchased a total of 10 million units of the Issuer by way of private placement. Each unit consists of one common share and one warrant to purchase an additional common share at a price of $0.13 per share for a period of two years from closing. The issuance of the units will result in the Purchaser owning or exercising control over 10,018,000 common shares of the Issuer representing 5.3% of the issued and outstanding shares and holding warrants to purchase an additional 10 million common shares in the capital of the Issuer.

The securities were acquired for investment purposes. It is the intention of the Purchaser to evaluate the investment in the Issuer and to increase and decrease its shareholdings as circumstances require.

"Diane Cohen"

Signature of **Diane Cohen**

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

SHB\086901\PPJuly02\2721

NEWS RELEASE

Purchase of shares by way of private placement
in the capital of Northern Orion Explorations Ltd. ("Northern Orion")

August 2, 2002

Robert Cross of West Vancouver, British Columbia announces that he has purchased by way of private placement, 10 million units (the "Units") in Northern Orion at a price of $0.10 per Unit. Each Unit consists of one common share and one share purchase warrant (a "Warrant"). Each Warrant entitles Mr. Cross to purchase one additional common share in the capital of the Northern Orion at a price of $0.13 per share for a period of two years, expiring August 2, 2004. In addition, Mr. Cross has previously been granted incentive stock options entitling him to purchase up to 500,000 common shares in the capital of Northern Orion at an exercise price of $0.15 per share (the "Stock Options"). The issuance of the Units will result in Mr. Cross owning or exercising control over 10,000,000 common shares of Northern Orion and holding Warrants and Stock Options to purchase an additional 10,500,000 common shares in the capital of Northern Orion.

Assuming the exercise of the Warrants and the Stock Options, Mr. Cross would own or exercise control over an aggregate of approximately 20,500,000 common shares of Northern Orion representing approximately 10.30 % of the issued and outstanding shares of Northern Orion.

Mr. Cross has acquired the Units for investment purposes. It is Mr. Cross' intention to evaluate his investment in Northern Orion and to increase or decrease his shareholdings as circumstances require.

"*Robert Cross*"

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For further information please contact Robert Cross at (604) 688-6668.

NORTHERN ORION
EXPLORATIONS LTD.
Suite 1400 – 570 Granville Street, Vancouver, B.C. V6C 3P1

Monday, August 12, 2002 **NEWS RELEASE** **NNO – TSX**

NORTHERN ORION CLOSES $2 MILLION PRIVATE PLACEMENT

Northern Orion Explorations Ltd. ("Northern Orion") has closed the non-brokered private placement of 20 million Units, priced at $0.10 per Unit as previously announced on July 15th. Each Unit was composed of a Northern Orion common share plus a share purchase warrant. Each warrant entitles the holder to purchase an additional common share of Northern Orion over a two-year period for a price per share of $0.13.

As disclosed in our July 11, 2002 release, Northern Orion has a total contained metals amounting to approximately 8 billion pounds of copper and 5 million ounces of gold in attributable mineral resources in its three advanced projects. The Company's principal objective is to maximize the economic potential of its interest in the Agua Rica copper–gold–molybdenum project in Argentina. In addition, Northern Orion is assessing a number of potential opportunities that could provide the basis for accretive transactions.

For further information please contact:

NORTHERN ORION EXPLORATIONS LTD.

David Cohen, President & CEO
Tel: (604) 689-9663 Fax: (604) 434-1487
Email: info@northernorion.com